UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-26226

EnergyConnect Group, Inc.

(Exact name of registrant as specified in its charter)

901 Campisi Way, Suite 260, Campbell, CA, 95008, (408) 370-3311

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*On July 1, 2011, Eureka, Inc., an Oregon corporation (“Merger Sub”), merged (the “Merger”) with and into EnergyConnect Group, Inc., an Oregon corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger, dated as of March 2, 2011, by and among Johnson Controls Holding Company, Inc., a Delaware corporation and the parent of Merger Sub (“Parent”), Merger Sub and the Company. The Company is the surviving corporation in the Merger and is a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, EnergyConnect Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 12, 2011	By:	/s/ Kevin R. Evans
Kevin R. Evans
Authorized Officer